Exhibit 8.1

List of Subsidiaries

	Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership

Taoping Holdings Limited	British Virgin Islands	100%
Taoping Group (China) Ltd.	Hong Kong	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
TopCloud Software (China) Co., Ltd.	PRC	100%
Taoping Digital Tech. (Jiangsu) Co., Ltd.	PRC	100%
Information Security Tech. (China) Co., Ltd.	PRC	100%
Biznest Internet Technology Co., Ltd.	PRC	100%
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100%
Taoping New Media Co., Ltd.	PRC	100%
Zhenjiang Taoping IoT Technology Co., Ltd	PRC	100%
Taoping EP Holdings (Shenzhen) Co., Ltd.	PRC	51%
Fujian Taoping Investment Co., Ltd.	PRC	100%
Taoping (Guangxi) EP Tech. Co., Ltd.	PRC	100%